Exhibit 12.1

Statements Regarding Computations of Ratios of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges and our coverage deficiency. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings are defined as income (loss) before provision for income taxes and minority interest plus fixed charges less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges are defined as the sum of interest expensed plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense. We do not currently have, and during the periods prescribed did not have, any preferred stock outstanding.

	For Year Ended December 31,					For Three Months Ended March 31, 2007
	2002	2003	2004	2005	2006
	(in thousands, unaudited)
Earnings: (1)
Net loss	$(22,246)	$(30,596)	$(38,907)	$(96,494)	$(49,070)	$(11,849)
Minority interest	(2,156)	(1,817)	—	—	—	—

	(24,402)	(32,413)	(38,907)	(96,494)	(49,070)	(11,849)
Fixed charges:
Interest expense	220	156	409	544	1,292	1,062
Estimate of interest within rental expense	712	558	480	1,416	1,276	285

Total fixed charges	932	714	889	1,960	2,568	1,347
Deficiency of earnings available to cover fixed charges	$(24,402)	$(32,413)	$(38,907)	$(96,494)	$(49,070)	$(11,849)

(1)	For all periods presented, earnings were insufficient to cover fixed charges.